UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42717

Blue Gold Limited
(Translation of registrant’s name into English)

94 Solaris Avenue
Camana Bay
PO Box 1348
Grand Cayman KY1-1108
Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Change in Directors and Executive Officers

On September 21, 2026, Blue Gold Limited (the “Company”) issued a press release announcing certain leadership, governance and related financial and accounting service changes. The press release is furnished as Exhibit 99.1 to this report on Form 6-K. The following summary is qualified in its entirety by reference to the full text of the press release attached hereto as Exhibit 99.1.

Appointment of Kevin Clark as Executive Chairman

Effective September 17, 2026, Kevin Clark was appointed Executive Chairman of the Board of Directors of the Company, succeeding Andrew Cavaghan. As Executive Chairman, Mr. Clark will provide strategic leadership for the Company and will work closely with the Board and management to execute on the Company’s key priorities.

Kevin Clark, age 56. Mr. Clark has served as Executive Chairman of the Board of Directors of Blue Gold Limited since September 17, 2026. Mr. Clark is a patent attorney, admitted to practice in the State of California and registered to practice before the United States Patent and Trademark Office, and currently maintains his own intellectual property law practice. Until September 14, 2026, Mr. Clark served as a director of Blue International Holdings Limited, an international holding company, and certain of its subsidiaries, including Future Global Resources Limited. Previously, Mr. Clark was a founding partner of Silicon Edge Law Group LLP, a law firm. He also served as a principal at Integrity Partners, an early-stage investment firm and early investor in Baidu, where he evaluated investment opportunities and advised portfolio companies on strategy, fundraising, and mergers and acquisitions. Earlier in his career, Mr. Clark served as a patent agent, where he focused on patent prosecution and licensing. Prior to that, Mr. Clark was an engineer at Qualcomm, Inc., a wireless technology company, where he designed integrated circuits for satellite and cellular wireless applications and led teams designing code division multiple access (CDMA) chips for second- and third-generation cellular systems. Mr. Clark currently serves as Executive Chairman of the Board of Directors of Blue Gold Limited. Within the last five years, Mr. Clark also served as a director of Blue International Holdings Limited and certain of its subsidiaries, including Future Global Resources Limited, until September 14, 2026. Mr. Clark holds a B.S. with honors in Electrical Engineering and Computer Science from the University of California, Berkeley, a Master's degree in Electrical and Computer Engineering from the University of California, San Diego, and a J.D. from Stanford Law School, where he graduated Order of the Coif.

There are no arrangements or understandings between Mr. Clark and any other person pursuant to which Mr. Clark was selected as Executive Chairman of the Board. There are no transactions between the Company and Mr. Clark that would be required to be reported under Item 7.B of Form 20-F.

Resignation of Andrew Cavaghan

Effective September 17, 2026, Andrew Cavaghan resigned as Chairman of the Board, Chief Executive Officer, and as a director of the Company. A copy of the transition and settlement agreement between the Company and Mr. Cavaghan is filed as an exhibit to this report and incorporated herein by reference (the “Transition and Settlement Agreement”). Mr. Cavaghan’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

Appointment of Gary Herman as Non-Executive Director and Audit Committee Chairman

Effective September 17, 2026, Gary Herman was appointed as a non-executive director of the Company and Audit Committee Chairman, replacing Tao Tan.

Gary Herman, Director, age 62. is a seasoned investor, capital-markets strategist, and entrepreneur with more than three decades of investment, operational, restructuring, and corporate-governance experience across public and private companies. He currently serves as Chief Operating Officer of Galloway Capital Partners, LLC, an investment firm. Previously, Mr. Herman was affiliated with Arcadia Securities, LLC (2005-2020), a New York-based firm, where he co-managed Strategic Turnaround Equity Partners, LP (Cayman) and its affiliated entities. During that period, he also co-managed Abacoa Capital Master Fund, Ltd., a global macro-focused investment fund. Earlier in his career, he was an investment banker with Burnham Securities, Inc. Mr. Herman currently serves on the boards of DataMEDS AI, Inc. (Nasdaq: MEDS), SusGlobal Energy Corp. (OTCQB: SNRG), Flash Sports & Media Holdings, Inc. (OTCPK: FLZH), and Advent Technologies Holdings, Inc. In addition, he has been a board member of: SRM Entertainment, Inc. (n/k/a Tron, Inc.)(2023-2025), LQR House, Inc. (2023-2024), Jupiter Wellness, Inc. (2022-2024), Siyata Mobile, Inc. (2023-2025) and XS Financial, Inc. (2020-2024). Mr. Herman earned a B.S. in Political Science from the University at Albany’s Rockefeller College of Public Affairs & Policy, with minors in Business and Music. He is a licensed commercial pilot with an instrument rating.

There are no arrangements or understandings between Mr. Herman and any other person pursuant to which Mr. Herman was selected as a non-executive director or Audit Committee Chairman. There are no transactions between the Company and Mr. Herman that would be required to be reported under Item 7.B of Form 20-F.

Departure of Tao Tan

Effective September 17, 2026, Tao Tan departed as a director of the Company and Audit Committee Chairman, and was replaced in such roles by Gary Herman. Mr. Tan’s departure was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

Resignation of James Samuelson as Chief Financial Officer

Effective September 18, 2026, James Samuelson resigned as Chief Financial Officer of the Company. A copy of the transition agreement between the Company and Mr. Samuelson is filed as an exhibit to this report and incorporated herein by reference (the “Transition Agreement”). Mr. Samuelson’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

Designation of Shah Nawaz as Chief Financial Officer

Effective September 17, 2026, the Company engaged EMS Consulting Services, LLC (“EMS”) to provide outsourced financial and accounting services to the Company. Shah Nawaz, a Chartered Accountant and employee of EMS, has been designated to serve as the Company’s Chief Financial Officer.

Shah Nawaz has served as our Chief Financial Officer since September 17, 2026. Mr. Nawaz, age 33, is a Chartered Accountant whose career spans more than a decade across public accounting, audit and financial reporting in India and the United States capital markets. He began in chartered accountancy practice in India in 2015, where over the following years he led and participated in statutory audits of companies, trusts and scheduled banks, completed tax audits, finalized financial statements for private companies and partnerships, performed valuations of private companies, and handled corporate and income tax compliance matters, qualifying as a Chartered Accountant with the Institute of Chartered Accountants of India in 2020. Building on that foundation, he turned to U.S. reporting in 2023 and has since advised U.S.-listed and SEC-registered companies on their financial reporting and SEC compliance, work ranging from registration statements on Forms S-1 and S-3 and periodic reports on Forms 10-K and 10-Q to Regulation A reports on Forms 1-K and 1-SA and financial statements prepared for SEDAR filings, and extending to conversions from IFRS and local GAAP to U.S. GAAP and the technical memoranda and audit-ready schedules that carry companies through their annual audits. Across those engagements he has addressed the accounting areas that most often draw scrutiny - leases, revenue recognition, income taxes, goodwill and intangibles, debt and equity instruments and business combinations - and has valued equity instruments and derivatives and maintained capitalization tables for his clients. Mr. Nawaz is currently pursuing the ACCA qualification.

EMS is led by its founder, Eric Sherb, a Certified Public Accountant with 19 years of experience in accounting, financial advisory, audit, and mergers and acquisitions, including extensive experience advising public companies on financial reporting, technical accounting and strategic finance.

Except with respect to the Company’s engagement of EMS, there are no arrangements or understandings between Mr. Nawaz and any other person pursuant to which Mr. Nawaz was designated as the Company’s certifying officer. There are no transactions between the Company and Mr. Nawaz that would be required to be reported under Item 7.B of Form 20-F.

Private Placement of Unsecured Promissory Note and Warrants

On August 28, 2026, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Purchaser”), pursuant to which the Company issued and sold, in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506(b) of Regulation D, (i) an unsecured promissory note in an original principal amount of up to $250,000 (the “Note”) and (ii) detachable ordinary share purchase warrants (the “Warrants” and, together with the Note, the “Securities”).

Closing was subject to customary conditions, including accuracy of representations and warranties, compliance with pre-closing covenants, absence of a material adverse effect, delivery of transaction documents, and no trading suspension or banking moratorium.

Note

The Note bears interest at 10% per annum, calculated on a 360/30 basis from issuance, with principal and accrued interest payable in cash on November 30, 2026. The Note is unsecured and rank pari passu with the Company’s other unsecured, unsubordinated indebtedness. Prepayment requires the applicable holder’s prior written consent. Events of default include nonpayment when due (subject to a three-business-day cure period), material covenant breaches (subject to a ten-business-day cure period), cross-defaults on indebtedness exceeding $1,000,000, bankruptcy or insolvency proceedings, and unsatisfied judgments exceeding $250,000. Upon an event of default, holders may accelerate all amounts due. The Note includes a most favored nation provision covering more favorable economic terms in subsequent debt or equity issuances before the Note is repaid in full and prohibit dividends, share repurchases and other debt repayments while an event of default continues.

Warrants

Each Purchaser received a Warrant to purchase Class A ordinary shares of the Company (“Ordinary Shares”) at an exercise price of $0.50 per share. The number of shares underlying each Warrant equals 50% of the Purchaser’s subscription amount divided by $0.50, subject to adjustment.

Release of Restricted Shares

On September 11, 2026, the board of directors (the “Board”) of the Company adopted unanimous written resolutions approving the release from lock-up of 3,683,749 remaining restricted shares of the Company (the “Restricted Shares”).

Pursuant to Article 39 of the Company’s amended and restated memorandum and articles of association (the “Articles”), the Board resolved, in its sole a discretion, to release all remaining Restricted Shares from lock-up. The release applies to all holders of Restricted Shares and is unconditional. Effective on the date of the resolutions, the released shares were no longer subject to the lock-up provisions of Article 39 and, subject to the Articles, applicable law and other transfer restrictions, may be transferred in accordance with the Articles.

Amendment to Facility Agreement with Kaela Ritchie

On September 11, 2026, the Board adopted unanimous written resolutions approving an amendment (the “Amendment”) to the Facility Agreement dated May 5, 2026 (the “Facility Agreement”), by and between the Company and Kaela Ritchie (the “Lender”).

The Amendment, dated and effective September 11, 2026, replaces Section 2.2 of the Facility Agreement and gives the Lender the right, but not the obligation, to require, before maturity, conversion of all or any portion of the outstanding advance balance into Class A Ordinary Shares at $0.50 per share, subject to customary adjustments for stock splits, stock dividends, combinations, recapitalizations and similar transactions.

Amended and Restated Indemnification Agreement

On September 11, 2026, the Board adopted unanimous written resolutions approving an amended and restated form of indemnification agreement (the “Amended and Restated Indemnification Agreement”) to be entered into by the Company with its directors and officers.

The Amended and Restated Indemnification Agreement expands the indemnification and related protections available to the Company’s directors and officers. It provides for mandatory indemnification for expenses and other liabilities incurred in connection with their service to the Company, to the fullest extent permitted by the Company’s constitutional documents and applicable law, and for mandatory advancement of expenses subject to an undertaking to repay amounts advanced if the indemnitee is ultimately determined not to be entitled to indemnification. It also provides for indemnification relating to personal guarantees issued for the benefit of the Company or its subsidiaries and affiliates.

Cayman Islands Litigation

On July 28, 2025, RCF VII Sponsors LLC, the former sponsor of Perception Capital Corp. IV, and S&R Capital Ltd. (together, “Plaintiffs”) filed an originating summons against the Company in the Grand Court of the Cayman Islands (the “Court”). The originating summons was converted into a writ action and a statement of claim was subsequently filed by the Plaintiffs on October 6, 2025. Plaintiffs seek a declaration that certain Class A ordinary shares received in exchange for Perception shares are unrestricted shares, as such term is defined in the Company’s Memorandum and Articles of Association (the “Pending Action”). The Company believes this claim has no merit and intends to vigorously defend against it, including by way of appeal. This claim poses a reasonable possibility of loss to the Company, but the Company is unable to reasonably estimate an amount or range of reasonably possible loss at this time.

On August 29, 2025, the Company filed a Form 6-K to provide its notice and proxy statement related to the extraordinary general meeting of shareholders (the “EGM”) that was scheduled to be held on September 8, 2025. Subsequently, the Plaintiffs filed an application for an interim injunction with the Court (the “Injunction Proceeding”) to prevent the Company from holding such EGM. The Injunction Proceeding was brought before the Court ex parte by the Plaintiffs.

On September 5, 2025, the Court issued an interim injunction in favor of the Plaintiffs. On September 10, 2025, the Company filed a Form 6-K disclosing that the directors of the Company have determined to postpone the EGM indefinitely. Following a hearing on September 22 and 23, 2025, as noted above, the Court ordered the conversion of the originating summons proceedings to a writ action and gave directions for the exchange of full pleadings and further evidence, leading to a trial of preliminary issues which was heard on November 19 to 21, 2025. In addition, at this hearing, the Court also heard arguments from the parties in relation to whether to continue, discharge or vary the injunction. The Court delivered its reserved judgment on the three preliminary issues and the injunction on May 14, 2026.

By order dated July 20, 2026, following a consequential hearing of preliminary issues, the Court determined that (i) on a proper construction of the Company’s Amended and Restated Memorandum and Articles of Association passed on June 10, 2025 and effective from June 24, 2025 (the “Articles”), all Class A Ordinary shares purportedly owned by the Plaintiffs in the Company are Unrestricted Shares, as defined in Article 2 of the Articles, and (ii) for the purpose of Article 30 of the Articles, the shareholders within the relevant class for the purpose of effecting the variation of the Articles set out in the Notice of Extraordinary General Meeting dated August 29, 2025 to add a new Article 39 (the “Affected Class”) comprises (a) all Unrestricted Shares owned at the relevant record date by persons who received those shares because they owned shares in Perception Capital Corp. IV that were not redeemable in the Business Combination, and (b) all Unrestricted Class A Ordinary Shares issued upon exercise of any warrants issued or assumed by the Company in the Business Combination.

The Court also determined that the Company did not obtain consent in writing of the holders of a majority of the issued shares in the Affected Class, as required by Article 30 of the Articles, before calling the EGM to vote on the resolution to insert a new Article 39. The Court ordered that, consequential on the declaration regarding the Plaintiffs’ shares, the Company shall take all steps within its power as issuer, including giving all necessary directions and instructions to Continental Stock Transfer & Trust Company, to remove any restrictions and/or restrictive legends affecting the Plaintiffs’ Class A Ordinary shares in the Company imposed or directed by the Company, any issuer or any transfer agent preventing them from being treated as Unrestricted Shares in the Company. The Court also ordered that the Company cannot validly proceed to a vote on the resolution to insert a new Article 39 into the Articles unless and until it has obtained written consent from the Affected Class.

The Court also continued the injunction granted on September 5, 2025 until the trial of the remaining aspects of the Plaintiffs’ claim and the Company’s counterclaim. The Court determined that the Company pay the Plaintiffs’ costs of and occasioned by the trial of the preliminary issues, to be taxed forthwith on the standard basis if not agreed, and to make a payment on account of such costs in the sum of US $100,000 within 14 days following the issuance of a formal order on July 20, 2026. Such sum has since been paid. The costs of the application for and to continue the injunction are reserved. The remaining aspects of the Plaintiffs’ claim and the Company’s counterclaim remain pending.

On July 31, 2026, the Company filed a Notice of Appeal with the Cayman Islands Court of Appeal seeking to appeal the determination of the Court concerning the status of the Plaintiffs’ shares and in particular those shares which are subject of the Company’s counterclaim. The Company is currently awaiting further written reasons for the decision relating to the July 20, 2026 order. On the same date, the Company also filed an application with the Court seeking to stay the July 20, 2026 order pending determination of the appeal and seeking leave to appeal certain provisions of the July 20, 2026 order. The parties have exchanged evidence concerning the stay application.

The foregoing descriptions of the Purchase Agreement, Note, Warrants, Amendment to the Facility Agreement, the Amended and Restated Indemnification Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, Note, Warrants, Amendment to the Facility Agreement, and the Amended and Restated Indemnification Agreement, copies of which are filed as exhibits to this report and incorporated herein by reference.

Payment Deferral Pursuant to Convertible Note with 3i, LP

Pursuant to a convertible note dated September 3, 2025 by and between the Company and 3i, LP (“3i”), a payment due on September 3, 2026 was deferred to October 5, 2026 in consideration for $200,000 paid by the Company to 3i.

This report on Form 6-K, including Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.7, and 99.1 hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-298561).

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement by and between the Company and the Purchaser, dated August 28, 2026.
10.2	Unsecured Promissory Note by and among the Company and the Holder, dated August 28, 2026.
10.3	Form of Warrant issued by the Company to the Holder, dated August 28, 2026.
10.4	Amendment to Facility Agreement by and between the Company and Kaela Ritchie, dated September 11, 2026.
10.5	Form of Amended and Restated Indemnification Agreement between the Company and its directors and executive officers.
10.6	Transition and Settlement Agreement by and between the Company and Andrew Cavaghan, dated September 17, 2026.
10.7	Transition Agreement by and between the Company and James Samuelson, dated September 18, 2026.
99.1	Press Release, dated September 21, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2026

BLUE GOLD LIMITED

By:	/s/ Kevin Clark
Kevin Clark
Executive Chairman